Exhibit (a)(1)(K)

Science 37 Holdings, Inc.

Frequently Asked Questions About Offer to Exchange Eligible Options for Restricted Stock Units

What is the Offer to Exchange Eligible Options for Restricted Stock Units?

Since becoming public in October 2021, we have experienced a significant decline in our stock price. As a result, some of our employees and other service providers hold “underwater” stock options, with exercise prices that are higher than the current trading price of our common stock. The Offer to Exchange Eligible Options for Restricted Stock Units (the “Exchange Offer”) is designed to allow eligible employees and consultants to exchange such underwater options for a lesser number of RSUs.

Who is eligible to participate in the Exchange Offer?

The Exchange Offer is open to Eligible Participants. You are an “Eligible Participant” if: (i) you are a current executive officer (“Executive”), a current employee other than an Executive (“Employee”), or an eligible current consultant (“Consultant” and, together with Employees, “Service Providers”) of Science 37 Holdings, Inc. or any of its wholly owned subsidiaries and have not submitted a notice of resignation or termination or been notified by Science 37 Holdings, Inc. or such subsidiary that your employment or service is being terminated; (ii) on the expiration date of the Exchange Offer, you continue to be an Executive or Service Provider of Science 37 Holdings, Inc. or any of its wholly owned subsidiaries and have not submitted a notice of resignation or termination or been notified by Science 37 Holdings, Inc. or such subsidiary that your employment or service is being terminated; (iii) you are not serving as a non-employee director on the Company’s Board of Directors and you reside in the United States; and (iv) you hold at least two (2) Eligible Options (as defined below), if you are a Service Provider, and at least two and one-half (2.5) Eligible Options, if you are an Executive.

What options are eligible to be exchanged in the Exchange Offer?

A stock option eligible to be tendered in the Exchange Offer (an “Eligible Option”) is an outstanding stock option (including both non-qualified stock options and incentive stock options) that is: (i) held by an Eligible Participant on the date the Exchange Offer commences and continues to be held by an Eligible Participant through the expiration of the Exchange Offer (which is 11:59 p.m. Eastern Time, April 28, 2023, unless extended); (ii) was granted pursuant to the 2015 Stock Plan or the 2021 Incentive Award Plan between June 2021 and March 2022; and (iii) has a per share exercise price greater than or equal to $9.06. For the purposes of clarity, only unexercised stock options are considered to be outstanding.

Can I exchange some of my other options for RSUs?

No. Only the options indicated on the website for the Exchange Offer and as described as “Eligible Options” in this FAQ and the other Exchange Offer documents are eligible for this Exchange Offer.

If I choose to participate in the Exchange Offer, do I have to exchange all of my Eligible Options?

No. If you hold more than one Eligible Option grant, you may elect to participate in the Exchange Offer on a grant-by-grant basis, meaning that you will be allowed to tender for exchange one option grant without tendering for exchange any other grants. However, if you elect to exchange an Eligible Option grant, you must elect to exchange the entire Eligible Option grant (i.e., all of the unexercised stock options that are subject to that Eligible Option grant).

What is an RSU?

A restricted stock unit (“RSU”) represents a contingent right to receive one share of common stock of Science 37 Holdings, Inc. on future dates when the RSU vests, without requiring payment of any exercise price. We have general education materials on our Confluence website under the “Equity Compensation and Educational Resources” section that provides some helpful information on RSUs.

How many RSUs will I receive if I exchange my Eligible Options?

One RSU will be granted in exchange for (i) two (2) options held by a Service Provider and (ii) two and one-half (2.5) options held by an Executive. Each RSU granted in the Exchange Offer will be granted under the 2021 Incentive Award Plan.

If I participate in the Exchange Offer, what is the vesting on the new RSUs?

One-third of the RSUs will vest on each of the first, second and third anniversaries of the grant date, which grant date will be the expiration date of the Exchange Offer (which is 11:59 p.m. Eastern Time, April 28, 2023, unless extended), subject to you remaining in continuous service with Science 37 Holdings, Inc. (or its subsidiaries or affiliates) on each applicable vesting date. Service Providers may not tender less than two (2) Eligible Options, and Executives may not tender less than two and one-half (2.5) Eligible Options.

If I exchange Eligible Options that have already vested, will any of the RSUs I receive also be vested?

No. All RSUs issued in the Exchange Offer will be subject to the new three-year vesting schedule, regardless of whether the tendered Eligible Options were vested or unvested (in whole or in part) at the time of exchange. For example, an Eligible Option that has a three-year vesting schedule that vested in equal installments on each of December 31, 2022, 2023 and 2024 would be exchanged for RSUs that would not be vested on the date of their grant and would instead vest as to one-third of the grant on each of the first, second and third anniversaries of the grant date of the RSUs.

Why are we exchanging options for RSUs?

Exchanging Eligible Options for a lesser number of new RSUs is consistent with our current compensation strategy, and we believe this exchange provides the best potential equity compensation value for employees and consultants with underwater options.

Why has the company decided on these particular terms for the exchange?

We are engaging in the Exchange Offer as part of our continued efforts to retain top tier talent, and in recognition that our employees and other service providers value their equity holdings in the company. We view equity as a meaningful component of our compensation philosophy and strive to remain competitive in our compensation offerings to employees and other service providers. We believe that providing Eligible Participants with the opportunity to exchange underwater stock options for a lesser number of RSUs is an important step in retaining and motivating our workforce. We recognize that underwater stock option grants have not delivered the value we hoped at the time they were granted, and the Exchange Offer provides Eligible Participants with the opportunity to decide whether it makes sense to exchange certain options and realign portions of their equity compensation with current market conditions.

What is the timeline of the Exchange Offer?

The Exchange Offer commenced April 3, 2023 and will expire April 28, 2023 at 11:59 p.m. Eastern Time, unless extended. If we extend the offering period, we will issue a press release, email or other communication disclosing the extension no later than 9:00 a.m. Eastern Time, on May 1, 2023 (the U.S. business day following the previously scheduled completion date).

We will strictly enforce the offering period. We reserve the right to reject any option tendered for exchange that we determine is not in the appropriate form or that we determine is unlawful to accept. Eligible Options properly tendered in the Exchange Offer and accepted by us for exchange will be cancelled at the expiration of the Exchange Offer, and your RSUs will be granted with the terms described above promptly following the expiration of the Exchange Offer.

Do I have to participate in the Exchange Offer?

No. Participation in the Exchange Offer is completely voluntary. Any Eligible Options that you do not elect to tender for exchange will not be cancelled and will remain outstanding in accordance with their existing terms. We encourage you to submit an election, even if you elect not to exchange any of your Eligible Options.

We make no recommendation as to whether you should participate in the Exchange Offer. You must make your own decision whether to participate. You should speak with your financial, legal or tax advisors as necessary, before deciding whether to participate in the Exchange Offer.

How do I participate in the Exchange Offer?

Please take the time to educate yourself about the Exchange Offer by reviewing the resources and Offering Materials on the Exchange Offer website, available at https://equitysolutions.aon.com/UWSO/Participant/. If you choose to participate in the Exchange Offer, you must elect to do so through this website. To log into the website, please go to https://equitysolutions.aon.com/UWSO/Participant/. The first time you access the website, you will need to register for a new account and create a password. Your email address (which will also be your username) is your Science 37 Holdings, Inc. email address or other email that you provided to us. You will also need to provide the registration code previously emailed to you.

Please review the Exchange Offer website for more information and for instructions on how to elect to participate, change a prior election and withdraw your election before the end of the offering period. By making one or more elections in the Exchange Offer, you will be confirming that you have read these materials.

If I participate in the Exchange Offer, will I be taxed?

Generally, the exchange of Eligible Options should be treated as a non-taxable exchange, and no income tax should be recognized upon the grant of the RSUs for U.S. federal income tax purposes. There will, however, be income tax payable upon the vesting and settlement of your RSUs. We also will typically have a tax withholding obligation at the time your RSUs vest and settle. You may also have taxable capital gains or losses when you sell any shares issued in connection with the RSUs. Note that the tax treatment of RSUs differs significantly from the tax treatment of your Eligible Options, and, as a result of participating in the Exchange Offer, your tax liability could be higher than if you had kept your Eligible Options.

If I participate in the Exchange Offer, how will I receive my RSUs?

If you elect to participate in the Exchange Offer, you will receive an email from both Science 37 Holdings, Inc. and E*Trade that will direct you to go to E*Trade to review and accept your newly issued RSUs. The RSUs will be held at E*Trade.

Please note that it may take a few weeks from the expiration of the Exchange Offer for you to receive an email related to your RSUs and for the grant of RSUs to be reflected in your online E*Trade account. If your account has not been updated for the RSUs within a few weeks following the expiration of the Exchange Offer, please contact myequity@science37.com. You will receive the shares of common stock subject to your RSUs if and when your RSUs vest.

Who should I contact with questions?

If you have any questions, please email myequity@science37.com.

The Exchange Offer is being made pursuant to the terms and conditions set forth in Science 37 Holdings, Inc.’s Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange and the Offering Memorandum, filed with the Securities and Exchange Commission, which are available free of charge at www.sec.gov or on the Exchange Offer website located at https://equitysolutions.aon.com/UWSO/Participant/. You should read these written materials carefully because they contain important information about the Exchange Offer, including risks related thereto.

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